SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”)

held on December 13, 2011

1. Date, Time and Location: On December, 13, 2011, at 10:00 am, by conference call, as expressly authorized by Article 21, paragraph 2, of the bylaws of the Company.

2. Call Notice and Attendance: Call Notice dismissed as all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved by the Chairman that the purpose of the present meeting was to deliberate on: (i) the amendment of the deliberation of the Minutes of the Board of Directors’ Meeting held on December 05, 2011 (“RCA 05.12.2011”), which approved the first issuance, in two (2) series, of the Company’s commercial papers (notas promissórias comerciais), in an amount of two hundred and thirty million Reais (R$230,000,000.00), being the first series in an amount of one hundred and fifty million Reais (R$150,000,000.00) and the second series in an amount of eighty million Reais (R$80,000,000.00), considering that this will be, in fact, the second  issuance of the Company’s commercial papers, highlighting that all the other commercial papers’ characteristics are ratified; and (ii) the clarification regarding the events of early redemption of the commercial papers of the second series.

5. Deliberations: It was deliberated, by unanimity of the directors present and without any restrictions:

5.1. The amendment above mentioned to all and any reference to the “first issuance” in RCA 05.12.2011, that will be considered to all effects as the “second issuance” of Company’s commercial papers, as well as the ratification of the other deliberations set forth in the Minutes of the Board of Directors’ Meeting held on December 05, 2011.

5.2. The confirmation that the commercial papers of the second series are not subject to the optional early redemption.

5.3. Ratify all the acts practiced by the Board of Officers until the present date, as well as all the powers granted to the Board of Officers by the RCA 05.12.2011.

6. Closure: Nothing further to discuss this minute was read, approved and signed by the presents. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira, Maria Letícia de Freitas Costa and Odair Garcia Senra.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, December, 13, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 13, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer